United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 10)

Name of Issuer:  The Langer Biomechanics Group, Inc.
Title of Class of Securities:  Common Stock, $.02 par value

(CUSIP Number): 515707107


Name, Address and Telephone Number of Person Authorized to Receive Notices and
     Communications:
Copy to:
Douglas T. Granat, 3201 Old Glenview Road, Suite 235, Wilmette, Illinois 60091
     (847) 251-8300

Copy to: Gerald A. Weber, Esq., Gould & Ratner,
               222 North LaSalle Street, Eighth Floor,
               Chicago, Illinois  60601   (312) 236-3003

Date of Event which Requires Filing of this Statement: December 28, 2000
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
 following box.    [   ]

1. NAME OF REPORTING PERSON:  Trigran Investments, L.P.     IRS No. 36-3778244

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ](b) [   ]

3. SEC USE ONLY

4. SOURCE OF FUNDS:  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [   ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION: Illinois

7. SOLE VOTING POWER:  See Items 3 and 5(b)

8. SHARED VOTING POWER:  See Items 3 and 5(b)

9. SOLE DISPOSITIVE POWER:  See Items 3 and 5(b)

10. SHARED DISPOSITIVE POWER:  See Items 3 and 5(b)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  620,953


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  23.76%

14. TYPE OF REPORTING PERSON*   PN

1. NAME OF REPORTING PERSON: Kenneth Granat
                             IRS No. ###-##-####

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  [ X ]  (b)   [   ]

3. SEC USE ONLY

4. SOURCE OF FUNDS:  N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)	[     ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

7. SOLE VOTING POWER:  See Items 3 and 5(b)

8. SHARED VOTING POWER:  See Items 3 and 5(b)

9. SOLE DISPOSITIVE POWER:  See Items 3 and 5(b)

10. SHARED DISPOSITIVE POWER:  See Items 3 and 5(b)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  121,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [     ]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.63%

14. TYPE OF REPORTING PERSON:   IN

1. NAME OF REPORTING PERSON:  The Granat Family Limited Partnership
                              IRS No. 36-3995726

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  [X]  (b)   [    ]

3. SEC USE ONLY:

4. SOURCE OF FUNDS:    PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)	[     ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION:  Illinois

7. SOLE VOTING POWER:  See Items 3 and 5(b)

8. SHARED VOTING POWER:  See Items 3 and 5(b)

9. SOLE DISPOSITIVE POWER:  See Items 3 and 5(b)

10. SHARED DISPOSITIVE POWER:  See Items 3 and 5(b)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  30,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
  [   ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.15%

14.   TYPE OF REPORTING PERSON:  PN

AMENDMENT No. 10 TO SCHEDULE 13D
Item 1.	Security and Issuer.

This Amendment No. 10 to Schedule 13D relates to the common stock, par value $.02 per share (the "Common Stock") of The Langer Biomechanics Group, Inc. (the "Issuer").

The Issuer is a New York corporation with its principal
        executive offices located at:
450 Commack Road
Deer Park, NY 11729

Except as expressly stated below, there has been no material change in any fact or statement made by the above-named persons in the Schedule 13D, filed April 17, 1993, as amended by any of:
Amendment No. 1, filed February 8, 1995; Amendment No. 2, filed June 7, 1995; Amendment No. 3, filed October 26, 1995;
        Amendment No. 4, filed April 9, 1996; Amendment No. 5, filed January 15, 1997; Amendment No. 6, filed May 2, 1997;
         Amendment No. 7, filed August 7, 1997; Amendment No. 8, filed
 October 20, 1999; or Amendment No. 9, filed December 1, 1999
          (sometimes collectively herein referred to as "Schedule 13D, as previously amended") with respect to the Common Stock of the Issuer.

As provided by Rule 13d-2(a) this Amendment No. 10 contains only material changes to Items to the Schedule 13D, as previously amended.

Item 3.	Source and Amount of Funds or Other Consideration.

Each of Trigran Investments, L.P., Kenneth Granat and The Granat Family Limited Partnership (the "Reporting Persons") is filing this Amendment
No. 10 to Schedule 13D because each became a member of a group
(as such term is defined in Section 13(d)(3) of the Securities Exchange
 Act of 1934, as amended) upon execution of a certain shareholders agreement, dated December 28, 2000, by and among OrthoStrategies, Inc. ("OrthoStrategies"), the Issuer, the Reporting Persons, certain other shareholders of the Issuer (together with the Reporting Persons, hereinafter referred to as the "Shareholders") and OrthoStrategies
 Acquisition Corp. ("Purchaser") (such agreement being hereinafter referred to as the "Shareholders Agreement").

Pursuant to the Shareholders Agreement, as an inducement to OrthoStrategies to enter into an agreement to effect a cash tender offer (the "Offer") for up to 75% of the issued and outstanding shares of Common Stock (the
 "Offer Agreement"), the Shareholders covenanted to vote in a certain manner the shares of Common Stock owned by such Shareholders.
The Offer Agreement and the Shareholders Agreement were filed as Exhibits 10.1 and 10.2, respectively, to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2001 (the "Form 8-K"). See Item 6 for a more detailed description of the Shareholders Agreement.

Item 4.	Purpose of Transaction.

Purchaser intends to effect a tender offer, commenced on January 10, 2001, for up to 1,959,886 shares (75%) of the Issuer's issued and outstanding
Common Stock at a purchase price of $1.525 per share. The voting arrangements in the Shareholders Agreement, as described in Item 6 below, are intended to support Purchaser's efforts to effect the tender offer.

Pursuant to the Shareholders Agreement, each Reporting Person has agreed to tender all of its or his shares of Common Stock into the Offer.

Pursuant to the Offer Agreement, upon consummation of the Offer, Andrew H. Meyers, the President and principal stockholder of OrthoStrategies, will become Chief Executive Officer and President
of the Issuer.   In addition, upon completion of the Offer, Mr. Granat
and all of the other current directors of the Issuer have agreed to resign from the Board of Directors and Andrew H. Meyers and, at Purchaser's option, four additional people designated by Purchaser,
will be appointed to the Board of Directors of the Issuer.   Such
agreements to resign are set forth in a letter agreement, dated December 28, 2000 (the "Resignation Agreement"), a copy of which was filed as Exhibit 10.3 to the Form 8-K.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number and percentage of the Common Stock
      (including options to purchase shares of Common Stock) of the Issuer beneficially owned by each Reporting Person as of the date of this filing is 764,953 shares, or 30.03% as follows:

          	                                     Percentage of Class of
	     Shares Beneficially                     Securities Identified
Person 	     Owned as of 01/09/2001                  in Item 1
1.                  620,953                                         23.76 %
2.                  121,000                                         4.63 %
3.                  30,000                                          1.15 %

(b) Except as may be provided otherwise in the Shareholders Agreement described in Item 6 below:
      Person 1 (through its general partner, Trigran Investments, Inc.) has sole power to vote and sole power to dispose of the 620,953 shares of Common Stock owned by it. Each of Douglas T. Granat, Kenneth Granat, and Lawrence Oberman, as officers of the general partner of Person 1, have shared power to vote and shared power to dispose of the securities listed in (a) above for Person 1.

Person 2 has sole power to vote and sole power to dispose of the shares of Common Stock listed in (a) above for Persons 2 and 3.

(c) No Reporting Person effected any transaction(s) in the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangement, Understandings or Relationships with
                 Respect to Securities of  the Issuer.

Pursuant to the terms of the Shareholders Agreement, each Shareholder (including each Reporting Person) has agreed to tender to the Purchaser, in the Offer, all shares of the Issuer's common stock owned by such Shareholder (the "Subject Shares"). In addition, each Shareholder has covenanted that at any meeting of shareholders of the Issuer or in any other circumstances upon which the Shareholders' vote, consent or approval is sought, such Shareholder shall (or shall cause the record holder of his or its Subject Shares) to vote or cause to be voted his or its Subject Shares against: (a) any amendment of the Issuer's Certificate of Incorporation or by-laws, which amendment would be reasonably likely to impede, frustrate, prevent or nullify the tender offer by Purchaser or change in any manner the voting rights of any class of the Issuer's common stock; (b) any action that would cause the Issuer to breach any representation, warranty or covenant of the Offer Agreement; or (c) any action to elect to the Issuer's Board of Directors anyone other than the designees of Purchaser or replacements of existing Directors. Each Shareholder has also agreed not to, subject to certain exceptions, during the period commencing on December 28, 2000 and ending on the earlier of (a) the purchase of the Subject Shares by Purchaser and (b) March 31, 2001, (i) sell, transfer, give, pledge, assign or otherwise dispose of (each, a "Transfer") any or all of the Subject Shares or any options or warrants owned by such Shareholder (collectively, "Options") or any interest therein or enter into any contract, option or other arrangement with respect to the Transfer of the Subject Shares or Options or (ii) enter into any voting arrangement in respect of the Subject Shares and shares issuable upon exercise of the Options.

Item 7.	Materials to be Filed as Exhibits.

1. The Shareholders Agreement (incorporated by reference from
     Exhibit 10.2 to the Form 8-K).
2. The Offer Agreement (incorporated by reference from Exhibit 10.1 to the Form 8-K).

3. The Resignation Agreement (incorporated by reference from
    Exhibit 10.3 to the Form 8-K).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January  23, 2001
Trigran Investments, L.P., an Illinois limited partnership

BY:	Trigran Investments, Inc., general partner
	BY:  /s/ Douglas T. Granat, President

/s/ Kenneth Granat

The Granat Family Limited Partnership, an Illinois limited partnership
BY:  /s/ Kenneth Granat, General Partner

CUSIP NO.  515707107